UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	File No.

Perpetual US Services, LLC d/b/a PGIA
155 North Wacker Drive, Suite 4250
Chicago, IL 60606

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

All communications and orders to:

Christopher Golden Robert Kenyon PGIA 155 North Wacker Drive, Suite 4250 Chicago, IL. 60606 chris.goleden@perpetual.com robert.kenyon@perpetual.com

With copies to:

Barry I. Pershkow, Esq. Chapman and Cutler, LLP 1717 Rhode Island Avenue, N.W., 8th Floor Washington, DC 20036 (202) 478-6492; pershkow@chapman.com	Morrison Warren, Esq. Chapman and Cutler, LLP 320 South Canal Street, 27th Floor Chicago, IL 60606 (312) 845-3000; warren@chapman.com

Page 1 of 24 sequentially numbered pages.
As filed with the U.S. Securities and Exchange Commission on February 7, 2023

i

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

In the Matter of:

Perpetual U.S. Services, LLC d/b/a PGIA

File No.

I. INTRODUCTION

In this application (“Application”), Perpetual U.S. Services, LLC d/b/a PGIA (the “Initial Adviser”) and a Delaware statutory trust to be formed (“Trust”) (together, “Applicant”) request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”). The Application seeks relief to permit the creation and operation of an actively managed, exchange-traded share class (“ETF Class”) of an open-end, management investment company that is not exchange-traded (“Mutual Fund”).

No form having been specifically prescribed for this Application, the Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (“Commission”).

A. Summary of Requested Relief

Rule 6c-11 under the 1940 Act (“Rule 6c-11”) excludes funds that would operate with ETF share classes from being able to rely on the rule.1 In the Rule 6c-11 Adopting Release, the Commission stated that it believed that share class ETFs raise policy considerations – including potentially differential treatment among share classes – that were unresolved at the time Rule 6-11 was adopted and different from those that the Commission sought to address in Rule 6c-11. The Commission then requested that any potential sponsor of share class ETFs request exemptive relief individually, where it could address outstanding issues and concerns on an individual basis.2 Because Applicant believes that the proposed structure of the ETF Class and the Mutual Fund address the concerns expressed by the Commission, Applicant files this Application seeking an Order from the Commission.

[1]	Rule 6c-11 did not provide relief from Sections 18(f)(1) or 18(i) of the 1940 Act, nor did it expand the scope of Rule 18f-3 thereunder to allow for the exchange-traded fund classes to operate. Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) at pp. 121-125 (“Rule 6c-11 Adopting Release”); available at: https://www.sec.gov/rules/final/2019/33-10695.pdf

[2]	Id. at p. 124

As requested, the Order would permit: (i) shares of the ETF Class (“ETF Class Shares”) to be listed on a U.S. national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”) and to trade in the secondary market at negotiated prices set by the market, rather than at the ETF Class Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Class Shares to be redeemable only in specified multi-Share aggregations (“Creation Units”), except with respect to the Conversion Privilege (as defined and discussed below); (iii) certain affiliated persons of the Trust to purchase and redeem Creation Units; and (iv) Funds that invest in securities or other instruments listed or trading primarily in non-U.S. markets (“Foreign Instruments”) to pay redemption proceeds more than seven calendar days after shares are tendered for redemption.

The primary difference between the relief available to exchange-traded funds (“ETFs”) that operate pursuant to Rule 6c-11 and the relief sought by Applicant is that this Application also seeks Relief from Sections 18(f)(1) and 18(i) of the Act to permit Applicant to offer the ETF Class as a separate share class of the Mutual Fund.

B. Scope of Requested Relief

Applicant requests that the Order apply not only to the Mutual Fund and ETF Class identified on Appendix A of this Application (the “Initial Fund”), but also to any existing or future Mutual Fund and ETF Class of the Trust offering shares (collectively, “Shares”), as well as other registered open-end management investment companies or series thereof offering Shares (collectively, “Future Funds”). Any Future Fund will: (i) be advised by the Initial Adviser or an entity controlling, controlled by or under common control with the Initial Adviser (the Initial Adviser and each such controlling or controlled entity, the “Adviser”); and (ii) comply with the terms and conditions of the Application. The Initial Funds and Future Funds together are the “Funds.”

All entities that currently intend to rely on the Order are named as an Applicant, and with respect to the Trust, will be named as an Applicant in a future amendment to the Application. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application.

C. Precedent for Requested Relief

Beginning in 2000, Vanguard began operating index-based ETFs as share classes of its index-based mutual funds pursuant to an order from the Commission substantially similar to the one sought by Applicant.3

[3]	See Vanguard Index Funds, et al., Investment Company Act Release Nos. 24680 (Oct. 6, 2000) [65 FR 61005 (Oct. 13, 2000)] (notice) and 24789 (Dec. 12, 2000) (order) and related application; Vanguard Index Funds, et al., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) [68 FR 68430 (Dec. 8, 2003)] (notice) and 26317 (Dec. 29, 2003) (order) and related application; Vanguard International Equity Index Funds, et al., Investment Company Act Release Nos. 26246 (Nov. 3, 2003) [68 FR 63135 (Nov. 7, 2003)] (notice) and 26281 (Dec. 1, 2003) (order) and related application; Vanguard Bond Index Funds, et. al., Investment Company Act Release Nos. 27750 (Mar. 9, 2007) [72 FR 12227 (Mar. 15, 2007)] (notice) and 27773 (Apr. 25, 2007) (order) and related application (collectively, the “Vanguard orders”).

II The Proposal

A. Applicant

1. The Initial Adviser The Initial Adviser, PGIA, will be investment adviser to the Initial Fund. The Initial Adviser is a Delaware limited liability company located at 155 North Wacker Drive, Suite 4250, Chicago, IL 60606. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act prior to serving as the investment adviser to any Fund. Subject to the oversight and authority of the Board, each Fund’s Adviser will develop and manage the Fund’s overall investment program. The Adviser will arrange for, and oversee, the provision of necessary services to the Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with other investment advisers to serve as sub-advisers of the Fund (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

B. The Trust

The Trust will be formed as a Delaware statutory trust that will be registered with the Commission as an open-end management investment company. The Trust will be organized as a series Trust and may have multiple series offered pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”), and the 1940 Act (“Registration Statement”). Once the Trust is formed and registered, it will be added as an Applicant to the Application. The Trust’s Registration Statement will include a prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) relating to each Fund. The Trust will be overseen by a board of trustees (“Board”) that meets the composition requirements of Section 10 of the 1940 Act.4

C. The Administrator

SEI Investments Company (the “Administrator”), will serve as the Administrator to the Initial Fund. The Administrator is a Pennsylvania Corporation located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456. The Administrator provides comprehensive platforms, services and infrastructure–encompassing technology, operational, and investment management services–to help wealth managers, financial advisors, investment managers, family offices, institutional and private investors create and manage wealth.

[4]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

D. The Funds

Applicant proposes that a Mutual Fund, which will only issue shares that are individually redeemable at NAV, be permitted to also issue ETF Class Shares if authorized by their board of trustees (the “Board”).

Except as set forth herein, a Mutual Fund and its ETF Class will comply in all respects with Rule 18f-3 under the 1940 Act, which permits an open-end investment company to issue more than one class of shares. Prior to offering ETF Class Shares to the public, a Fund will have adopted, as necessary, the written plan required by paragraph (d) of Rule 18f-3 (the “18f-3 Plan”). In adopting the 18f-3 Plan, the, including a majority of the trustees who are not interested persons, as defined in Section 2(a)(19) of the Act, of the Fund, will determine, for each Fund, that the expense allocation among the Mutual Fund and ETF Class is in the best interests of each individually and of the Fund as a whole.

Except in connection with the Conversion Privilege (defined below), the ETF Class will comply in all respects with Rule 6c-11 under the 1940 Act as if it were an ETF permitted to operate under Rule 6c-11.

Each Fund will comply with all other application sections and rules of the 1940 Act. The Funds will seek to maintain the required diversification and otherwise conduct their operations so as to qualify for treatment as regulated investment companies (“RICs”) under the Internal Revenue Code of 1986 (“Code”).

E. Shares and Shareholders

Shareholders of the Mutual Fund and ETF Class will have one vote per Share held (or per dollar of Share value) with respect to matters regarding the Trust or, if a matter affects only the Mutual Fund or the ETF Class, the respective Mutual Fund or ETF Class for which a shareholder vote is taken, consistent with the requirements of the 1940 Act, the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only, and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”). Dividends and other distributions to Fund shareholders will be declared and paid in the same manner as by other registered open-end investment companies.5

Shareholders will exercise their rights in Shares indirectly through DTC and DTC Participants. The references herein to owners or holders of Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, reports and other communications to a Fund’s shareholders will be at the Fund’s or Adviser’s expense, and will be made using the customary practices and the facilities of DTC and DTC Participants.

[5]	The Funds will not make the DTC book-entry Dividend Reinvestment Service available for use by beneficial owners of Shares for reinvestment of Fund distributions. Brokers may, however, offer a dividend reinvestment service through which their customers could use Fund distributions to purchase Shares on the secondary market at market-determined prices. Any brokerage commissions incurred in purchasing such Shares would be an expense borne by the participants in such a service.

F. Exchange Listing and Secondary Market Trading of ETF Class Shares

Shares of an ETF Class will be listed on an Exchange and traded in the secondary market in the same manner as shares of other ETFs. Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

Applicant expects the Exchange for each ETF Class to select, designate or appoint one or more market makers for the ETF Class Shares. As long as a Fund operates in reliance on the Order, its ETF Class Shares will be listed on an Exchange.

In the secondary market, ETF Class Shares will trade at negotiated prices determined by the balance of supply and demand for ETF Class Shares and other market factors. Market trading prices of ETF Class Shares may be above, at or below the current value per ETF Class Share of their NAV. Applicant expects Share prices to be at or close to the NAV per Share. Secondary market purchases and sales of Shares will be subject to customary brokerage fees and other charges. No Fund or Distributor will make secondary market sales of Shares to Brokers at a concession.

G. Purchases and Redemptions of Creation Units

In accordance with Rule 6c-11, the Trust will issue and redeem Creation Units of Shares of each ETF Class through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV per Share of each ETF Class is expected to be determined as of 4:00 p.m. ET each Business Day. The Trust will issue and redeem Creation Units of Fund Shares only on a Business Day.6 The ETF Class will abide by Rule 6c-11 when constructing “baskets” and “custom baskets” (as those terms are defined in Rule 6c-11.

A Fund may recoup the settlement costs charged to it by NSCC and DTC and the estimated trading costs to the Fund of converting the Basket instruments to or from the desired portfolio composition by imposing transaction fees on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC clearing process (“DTC Process”) is generally more expensive than the NSCC clearing process (“NSCC Process”), investors purchasing or redeeming through the DTC Process may pay higher Transaction Fees than investors transacting through the NSCC Process.7  No Fund will impose sales charges on purchases of Shares. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units. Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.

[6]	The number of Shares of each Fund constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient secondary market trading of Shares.

[7]	Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket that automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

All orders to purchase or redeem Creation Units of a Fund, whether using the NSCC Process or the DTC Process, must be received by the Fund’s Distributor no later than the NAV Calculation Time (generally 4:00 p.m. ET) on the date the order is placed (“Transmittal Date”) in order for the purchasing or redeeming investor to receive the NAV determined on the Transmittal Date. The Funds may require certain order types to be submitted at earlier times. Any such order types will be described in each Fund’s registration statement. On days when its Listing Exchange closes earlier than normal, a Fund may require orders to be placed earlier in the day.

H. The Conversion Privilege

Applicant will offer holders of Mutual Fund Shares, except those holding Conventional Shares through a 401(k) or other participant-directed employer-sponsored retirement plan,8 the opportunity to convert such shares into ETF Class Shares of equivalent value (the “Conversion Privilege”). Applicant believes that the Conversion Privilege will facilitate the movement of investors currently holding Mutual Fund Shares, but desiring intraday trading flexibility, out of their Mutual Fund Shares and into ETF Class Shares in an expeditious and tax efficient manner.  Each Mutual Fund that offers the Conversion Privilege will provide shareholders appropriate notice, which will include information about how to convert Mutual Fund Shares of into ETF Class Shares.9 The Conversion Privilege will be a “one-way” transaction only. Holders of Mutual Fund Shares may convert those shares into ETF Class Shares, but owners of ETF Class Shares will not be permitted to convert those shares into Mutual Fund Shares.  The decision to convert shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Mutual Fund Shares be required to convert his or her shares into ETF Class Shares. Under applicable tax law, the conversion of Mutual Fund Shares of a Fund to ETF Class Shares of the same Fund is not a taxable transaction, except as noted below. Because DTC’s systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole share so that only whole ETF Class Shares will be moved to a brokerage account through the conversion process. If a shareholder requests conversion of all Mutual Fund Shares to ETF Shares (rather than a portion), Applicant will liquidate the fractional share that remains and send the cash to the broker through whom the shareholder will own the ETF Class Shares, for the benefit of the shareholder.

The Conversion Privilege is an exchange offer under Section 11(a) of the 1940 Act. The terms of the Conversion Privilege will conform to the requirements of Section 11(a) of the 1940 Act. In particular, the conversion will be made at the relative net asset values of the respective securities. Applicant may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Class Shares issued to a shareholder as part of a conversion transaction will be newly issued shares, not shares purchased by the Fund on the secondary market. The issuance of ETF Class Shares in connection with the Conversion Privilege will comply with the Securities Act.

[8]	Investors who own Mutual Fund Shares through an employer sponsored retirement plan (and who are eligible to own ETF Class Shares through the plan) can sell Mutual Fund Shares and use the proceeds to buy ETF Class Shares without tax consequences. It is therefore unnecessary to offer the Conversion Privilege to such investors.

[9]	The notice will comply with, and be deemed an omitting prospectus in accordance with section 10(b) of the Securities Act and Rule 482 thereunder.

As noted above, retail investors must hold ETF Class Shares in a brokerage account. Thus, before an investor can convert Mutual Fund Shares into ETF Class Shares, such investor must have a brokerage account.  To initiate a conversion, the investor would contact the broker where she has established the account in which the ETF Class Shares will be held. The broker would contact the Adviser, and the conversion would be effected through a process that involves the Adviser, the Fund’s custodian bank, and DTC.

Once the conversion is complete, and the investor owns ETF Class Shares rather than Mutual Fund Shares, Applicant would have no direct information about, and no relationship with, the investor (now the beneficial owner) with respect to the investor’s ownership of those ETF Class Shares. The Fund’s records would reflect ownership of those ETF Class Shares by DTC. DTC’s records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the beneficial owner holds the ETF Class Shares, and the broker’s records would reflect ultimate ownership by the beneficial owner. As noted above, beneficial owners would continue to receive all of the statements, notices, and reports required by law. However, beneficial owners seeking account information or wanting to sell their ETF Class Shares would have to contact their broker, not Applicant. And beneficial owners would no longer receive services offered by Applicant to Mutual Fund Shareholders, such as dividend reinvestment, online or telephone redemptions, average cost information, and services for moving money into or out of client accounts.

Applicant is committed to providing investors with ready access to Fund information important to understanding and evaluating the Funds’ investment objectives and principal investment policies, the costs and risks of investing, the Fund’s portfolio positioning and current and historical trading and investment performance results. Applicant asserts that the Funds will provide a great deal of information to help investors make informed decisions and to understand the nature of their investments.

I. Sales and Marketing Materials; Prospectus Disclosure

The Mutual Fund and ETF Class will each have separate prospectuses. Applicant will disclose in each ETF Class Prospectus or SAI that:

●	The ETF Class is an exchange-traded class of shares issued by the Trust and represent an interest in the portfolio of stocks or bonds held by the issuing Mutual Fund, which is offered by a separate prospectus

●	The ETF Class and Mutual Fund have the same investment objective, strategies, and policies. However, each may have different expenses; as a result, their investment returns will differ.

●	(i) that Mutual Fund Shares can be converted into ETF Class Shares only in whole share increments (the rounding down process); (ii) that the fractional share that remains when a shareholder converts all of Mutual Fund Shares will be liquidated and the balance transferred to the shareholder’s designated broker; and (iii) the tax consequences, if any, of a conversion.

The Mutual Fund and ETF Class will disclose in any Fund Prospectus, SAI, website, sales literature or marketing material any disclosure required by Rule 6c-11.

III. Request for Exemptive Relief and Legal Analysis

Applicant requests an Order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1),10 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act.

A. The Exemption is Necessary or Appropriate in the Public Interest

Applicant submits that the exemptive relief requested by this Application is both necessary and appropriate in the public interest. ETFs can provide investors with a number of important features, including intra-day liquidity, tax efficiency, and relatively low costs (because there are typically few or no transfer agency and distribution-related costs associated with owning ETF shares). Those features have been, by now, well documented and noted by the Commission.11 The challenge to date for managers of actively managed mutual funds is how can they best offer strategies to their clients in an ETF format.

Establishing a new ETF Class to operate as a class of a Mutual Fund has benefits to investors far greater than if an existing mutual fund were reorganized into a corresponding actively managed ETF. Reorganizing a mutual fund into an ETF would leave current mutual fund investors with only one option, and if they would not want to participate in the reorganization, they would have to either leave the fund or be forcibly redeemed. Establishing a stand-alone ETF that would operate separately but concurrently with the mutual fund also has significant drawbacks. For example, a mutual fund and an ETF with identical investment objectives and strategies would be less sustainable operating separately. The ETF is likely to have challenges getting to a viable size because of its lack of a historical performance record and is likely to experience other distribution related challenges. Moreover, in such a case, investors would be left with the choice to invest in either the mutual fund or the ETF.

[10]	Alternatively, if the Commission no longer views it appropriate to offer exemptions to exchange-traded funds from the definitions in Section 2(a)(32) and 5(a)(1), Applicants would request that the Commission allow the ETF Class Shares to be classified as “redeemable securities” under Section 2(a)(32) and the Funds to be classified as “open-end company[ies]” under Section 5(a)(1). Applicants note that this is the approach taken by the Commission in its adoption of Rule 6c-11. See Rule 6c-11 Adopting Release at p. 34.

[11]	See e.g., Rule 6c-11 Adopting Release at pp 9-11.

The Applicant believes, rather, that investors would like to avail themselves of the Adviser’s strategies in both Mutual Fund and ETF Class wrappers, with the possibility of exchanging from the Mutual Fund to the ETF Class. This would allow shareholders to have the choice of investing in the Mutual Fund or the ETF Class, both of which, because they are classes of the same fund, would pool assets in one vehicle, greatly enhancing the long-term viability of each.12 In addition, the Adviser’s clients as ETF Class shareholders would be able to take advantage of the features of the ETF Class generally, such as low costs, tax efficiency, and intra-day tradeability with prices reflecting prevailing market conditions rather than only closing prices. In addition, the relief would allow Applicant to attract capital to the U.S. equity market and facilitate the implementation of diversified investment management techniques.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”13  The ETF Shares proposed to be offered would provide an exchange-traded investment company product available to actively managed mutual fund shareholders who would like the option of investing using the Adviser’s same strategies, but in an ETF format. As such, Applicant believes the ETF Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Finally, taking note of the concerns expressed by the Commission and its staff about potential class subsidization in allowing ETF classes,14 Applicant believes that they are fully addressed in the section below addressing the requested exemption under Sections 18(f)(1) and 18(i) of the 1940 Act.

[12]	Applicants believe the proposed multi-class structure will create advantageous economies of scale that will help to lower expense ratios paid by all Fund shareholders. By pooling the assets of investors seeking the same investment exposure through different distribution channels, the multi-class structure helps to lower expense ratios by allocating a fund’s operational costs across a larger asset base. This benefit is especially pronounced when a new ETF share class is added to an existing fund because the economies of scale provided by the existing assets enable the new class to immediately offer a low expense ratio and avoid the higher expense ratios typically associated with a new single-class fund. The same benefit, to a lesser extent, is provided when a new fund launches with both ETF and Mutual Fund Share classes because of the opportunity to grow assets more quickly by tapping different distribution channels.

[13]	Investment Company Act Release No. 17534 (June 15, 1990), at 84; available at: https://www.federalregister.gov/documents/2020/09/15/2020-14884/amendments-to-procedures-with-respect-to-applications-under-the-investment-company-act-of-1940

[14]	See supra n. 1 and accompanying text.

B. The Exemption is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

1. Sections 2(a)(32), 5(a)(1), 22(d), 22(e), 17(a)(1) and 17(a)(2) of the 1940 Act and Rule 22c-1 under the 1940 Act

The requested relief is substantially identical to the relief provided to ETFs through Rule 6c-11 under the 1940 Act,15 except with regard to the Conversion Privilege, which will allow shareholders of the Mutual Fund to exchange shares for ETF Class Shares of equal value in sizes smaller than Creation Units and without the inter-positioning of an Authorized Participant. Because the ETF Class will otherwise abide by Rule 6c-11 and the Commission has addressed in the Rule 6c-11 Adopting Release how the conditions and requirements of Rule 6c-11 ensure that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, for purposes of efficiency and to avoid repetition, Applicant has not individually addressed the relief requested under the above-referenced sections and rule.

2. Sections 18(f)(1) and 18(i) under the 1940 Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer,” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.” The Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Because owners of Mutual Fund Shares (“Mutual Fund Shareholders”) and owners of ETF Shares (“ETF Shareholders”) will pay different expenses, have different redemption and trading rights, and have different dividend entitlements, Applicants are requesting relief from Sections 18(f)(1) and 18(i).

Sections 18(f) and 18(i) of the 1940 Act were intended, in large part, to protect investors from certain abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest and investor confusion among a fund’s share classes. These provisions also were designed to address certain inequitable and discriminatory shareholder voting provisions that were associated with many investment company securities before the enactment of the Act. Rule 18f-3 under the 1940 Act created a limited exception from Sections 18(f)(1) and 18(i) for certain funds but requires, among other things, that each share class of a fund have the same rights and obligations as each other class. An ETF cannot rely on Rule 18f-3 to operate as a share class within a fund because the rights and obligations of the ETF class’s shareholders would differ from those of investors in the fund’s mutual fund or the mutual fund’s other share classes (e.g., investors in the mutual fund class would purchase and redeem shares at net asset value and investors in the ETF share class would purchase and redeem shares at market price). Therefore, absent any separate relief from sections 18(f)(1) or 18(i) of the Act, an ETF structured as a share class of a fund that issues multiple classes of shares representing interests in the same portfolio cannot operate.

[15]	See infra note 1.

Beginning in 2000, the first of the Vanguard Orders was issued However, by 2019, when Rule 6c-11 under the Act was promulgated, the Commission elected not to provide relief from sections 18(f)(1) or 18(i) of the Act or expand the scope of Rule 18f-3 to cover share class ETFs. Although the Commission previously approved Vanguard’s exemptive order as discussed above, it did not make that relief available to other sponsors and funds in Rule 6c-11 believing that such relief raised various policy considerations including that one class could operate to the detriment of the other. In that regard, the Commission noted that cost subsidizations could include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.

However, the Commission did state “[w]e therefore continue to believe it is appropriate for share class ETFs to request relief from sections 18(f)(1) and 18(i) of the Act through our exemptive application process, and for the Commission to continue to assess all relevant policy considerations in the context of the facts and circumstances of each particular applicant.”16

We have identified the following potential issues of class subsidization, each of which includes a brief discussion as to how the Applicant would propose to address or ameliorate the underlying concern in the full application.

a. Addressing Potential Class Subsidization

Brokerage expenses would be borne by the Mutual Fund and ETF Class separately

All brokerage expenses belonging to either the Mutual Fund or ETF Class will be allocated by the Administrator on a daily basis and fed into the strike of the daily NAV for each Mutual Fund and corresponding ETF Class. Initially, this will be a manual process; eventually, the Administrator expects the process will be programmed and effected in automated fashion. Accordingly, no brokerage cost or expense subsidization will be experienced by either the Mutual Fund or the ETF Class.

The Mutual Fund and ETF Class would each bear brokerage expenses based on its share of costs. More specifically, brokerage costs experienced by a Fund during a business day would be calculated and allocated after each Fund’s NAV is struck (i.e., after 4 pm) on the trade date and thus would be reflected in the Fund’s NAV next calculated, on a T+1 basis. Brokerage costs incurred as a result of the purchase of Mutual Fund shares (where cash coming into the Mutual Fund is deployed to securities and other assets) and redemption of Mutual Fund shares (where securities and other assets are sold to meet a cash redemption) would be allocated solely to the Mutual Fund. Brokerage costs incurred primarily as a result of portfolio turnover due to implementation of the principal investment strategies of the Mutual Fund and Active ETF would be allocated to each on a pro rata basis.

[16]	Exchange-Traded Funds, Investment Company Act Rel. No. 33646 at p. 124 (September 25, 2019).

The following examples illustrate these scenarios:

Example A – Allocation of Brokerage Costs to the Mutual Fund Only

Day/Time	Activity	Dollar Value	Allocation to Fund
Day 1 10 am	Redemption order placed for Mutual Fund shares	$100,000	N/A
Day 1 3:50 pm	Portfolio manager of Mutual Fund sells assets to meet redemption request and cover brokerage costs.	$100,100	N/A
Day 1 8:00 pm	Mutual Fund processes Mutual Fund redemption request as of 4:00 p.m.	$100,000	N/A
Day 1 8:00 pm	Brokerage costs are calculated and communicated to service providers.	$100	N/A
Day 2 4:00 pm	Brokerage costs are reflected in NAV.	$100	Mutual Fund

Example B – Allocation of Brokerage Costs to both Funds

Day/Time	Activity	Dollar Value	Allocation of Brokerage
Day 1 10 am	Portfolio manager sells a position in XYZ security.[17]	$100,100,000	N/A
Day 1 10 am	Portfolio manager buys a replacement position in ABC security.[2]	$100,100,000	N/A
Day 1 8:00 pm	Brokerage costs are calculated and communicated to service providers.	$200	N/A
Day 2 4:00 pm	Brokerage costs are reflected in NAV.	$200	Mutual Fund and Active ETF on a pro rata basis

Moreover, brokerage fee rates for mutual funds are at, and Applicant expects will continue to remain at, very low levels. And so, we expect that any brokerage costs experienced by the mutual fund and ETF Class to be relatively small. Moreover, the Applicant submits that churn caused by the actively managed mutual fund to be less than certain index-based mutual funds.18 Because the mutual fund and ETF Class would be actively managed and more likely to attract buy-and-hold investors than investors looking for a tactical or intraday trading tool, as index-based ETFs often are used, Applicant believes that brokerage costs will be less of a cost for the Mutual Fund and ETF Class.

[17]	To the extent that the sale or purchase of a portfolio security occurs coincidentally with an in-kind purchase or in-kind sale of Active ETF shares, and the Active ETF can create a basket that allows it to accept or redeem in-kind the portfolio securities that the Adviser would like to add to or subtract from the portfolio, respectively, the Adviser may seek to do so, thereby reducing brokerage (and potential negative federal income tax consequences) for both the Mutual Fund and Active ETF.

[18]	As discussed in footnote 1, the Vanguard index funds have been previously granted the relief sought by the Applicants.

In addition, because potential costs or frictions to either the mutual fund or the ETF Class are not necessarily knowable in advance, and thus cannot be: i) disclosed with quantitative specificity to shareholders in advance; and ii) available to the board to support the required finding of Rule 18f-3(c)(v) under the Investment Company Act of 1940 (the “1940 Act”) such that: “a majority of the directors of the company, and a majority of the directors who are not interested persons of the company, determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes,” both the mutual fund and ETF Class would make the following commitment: i) on an annual and net basis, the board of trustees will review quantifiable brokerage cost subsidizations experienced by either the mutual fund or ETF Class and cause the subsidizing fund or class to reimburse the subsidized fund or class (the “Brokerage Subsidization Commitment”); and ii) that the brokerage amounts paid by and reimbursed to the mutual fund or ETF Class, as the case may be, would be disclosed on an annual basis in the prospectus of both the mutual fund and ETF Class.

Mutual Fund redemptions in cash would not cause an ETF Class to experience material negative federal income tax consequences.

Because the ETF Class would be able to transition built up capital gains through in-kind redemptions (i.e., the receiving Authorized Participant starts with a new tax basis in the assets delivered in-kind), Applicant expects that they would successfully manage any federal income tax consequences to the mutual fund and mitigate those consequences (e.g., have the ETF Class distribute those securities with the highest built up gains, while the Mutual Fund would convert to cash those securities with the least gains). In addition, the ability of the ETF Class to use custom baskets should further allow the Adviser to engage in effective federal income tax management.

The Adviser would seek to manage federal income tax consequences for the Mutual Fund and ETF Class in an equitable way so that neither subsidizes the other.

Broadly speaking, all ETFs and mutual funds can experience tax consequences as a result of redemption activity. Even ETFs that use the in-kind redemption mechanism are not precluded from generating income tax. To the extent that the ETF Class is an in-kind ETF, there is a small risk that, on any given day, the ETF Class could experience potential negative federal income tax consequences in the event that the Mutual Fund receives net redemptions that exceed available cash and the Mutual Fund is required to sell assets to meet those redemptions, all while no creation or redemption activity occurs with respect to the ETF Class. However, because federal income taxes are paid as of a calendar year end, and no single day necessarily determines whether the ETF Class would experience negative federal income tax consequences, there are methods that can be employed throughout the year that the Applicant believes should mitigate such risk.

First, the Mutual Fund and ETF Class may use equalization accounting.19 By way of background, virtually all mutual funds and ETFs elect to be taxed as regulated investment companies (“RICs”) under the Internal Revenue Code. This classification allows taxation of income and gains to be attributed to the RIC’s shareholders, thus, leaving the fund with no tax liability of its own. In order to maintain RIC status, a fund must annually distribute approximately all of its taxable income and realized gains to its shareholders. By doing so, a RIC may treat the distributions as dividends that are deductible from taxable income (a dividends-paid deduction). If a RIC fails to distribute its taxable income, then the fund incurs both an income tax liability on all or some portion of its taxable income and an additional excise tax of 4%. Thus, distributions that are approximately equal to total annual taxable income are critical to funds maintaining RIC status and, thereby, avoiding tax liability at the entity level and receiving the benefit of the dividends-paid deduction. As an alternative to distributing typical dividends, a RIC may use a certain type of “deemed” dividends. Deemed dividends are calculated as the income and gains “paid out” to a redeeming fund shareholder during the year. Typically, the shareholder recognizes a capital gain or loss for the difference between one’s basis in and the net asset value of one’s shares in the fund at the time of sale. the fund, however, can elect to treat a portion of the redeemed value as distributed income and gains and thus receive deemed dividend status for that portion. This deemed dividend treatment is asymmetric; that is, the redeeming shareholder incurs only a capital gains tax liability for the sale of shares, while the fund receives the dividend deduction as if income and gains are actually paid out. This practice is known as “tax equalization” or “equalization accounting.” Essentially, equalization allows a fund to allocate a pro rata share of the earnings and profits to the redeeming shareholder after the reduction for regular dividends. Equalization does not eliminate earnings and profits entirely because only a pro rata share may be allocated to the redeeming shareholder. The remaining earnings and profits (and the investment company taxable income attributable to the earnings and profits) must be distributed to avoid taxation. So the remaining shareholders would have both the benefit of the required distribution and the burden of the taxes associated with the distribution. This would be true of both the Mutual Fund and ETF Class Shares.

Second, in the cases where a Mutual Fund has historical performance, the Adviser will have the benefit of the historical record of the Mutual Fund to better understand the patterns and levels of redemption requests, and be able, in turn, to understand how it can best set cash levels predictively.

Third, the Adviser may use a committed or non-committed line of credit facility to meet aberrant levels of redemptions where tapping that line would be more cost-effective than potentially experiencing a tax. Cash holdings or a credit facility also can be utilized to immediately cover the redemption and allow flow-triggered trades to be spread over a longer period of time. A gradual rebuild with unforced trades may reduce the cost implications that redemptions cause to the Fund from both an NAV and tax perspective.

[19]	Sections 561 and 562 of the Internal Revenue Code of 1986 (the “Code”) allow dividends paid deductions by RICs upon redemptions of the stock of the RIC. The amount of the deduction is the amount properly chargeable to the earnings and profits of the RIC. Equalization accounting is a method of allocating earnings and profits to a redeeming shareholder. See Rev. Rul. 55-416, 1955-1 CB 416. When a distribution in respect of stock is made in kind, Code Section 312(b) provides that the earnings and profits are, first, increased by the excess of the fair market value of the property distributed over the adjusted basis of such property and, then, decreased by the fair market value of such property. Code Section 312(n)(7) further provides that if a corporation distributes amounts in a redemption to which Code Section 302 applies, the part of such distribution chargeable to earnings and profits shall be an amount that is not in excess of the ratable share of the earnings and profits of such corporation. Thus, the dividends paid deduction in respect of redemptions is subject to two limitations: (1) the per share limitation under Code Section 312(n)(7); and (2) the aggregate accumulated earnings and profits under Code Section 562(b). Under the ratable undistributed earnings method, the first limitation is calculated by first determining the accumulated earnings and profits of the RIC at the end of the taxable year. (Code Section 316(a)(2)). This amount is then adjusted for dividends (see Baker v. United States, 460 F2d 827 (8th Cir. 1972); GCM 39570 (Mar. 25, 1987)), and the result is allocated to shares redeemed.

Applicant notes that a scenario potentially exists where Mutual Fund redemptions will occur at a consistent level, without corresponding ETF Class redemption activity, such that material negative federal income tax consequences arise and impact the ETF Class, though we expect such a scenario has an extremely low probability of manifestation. Under foreseeable market conditions, the Applicant believes it is unlikely that a Mutual Fund will receive redemption orders that so far exceed the Mutual Fund’s historical data-driven, predicted cash levels, while the ETF Class would receive no creation unit redemption orders, as to raise material negative income tax consequences. To the extent this scenario does develop, the tools discussed above should greatly assist the Applicant in managing that risk. We also note that the Mutual Fund will generally experience some tax advantage over the course of a given tax year from its ability to minimize the realization of capital gains by distributing any realized gains through ETF Class in-kind purchases and redemptions of creation units. This should offset any negative federal income tax consequence realized under such scenario.

In light of the above response, the Applicant does not believe that the likelihood of this risk arising is material, and that even if it arises, they should successfully be able to manage any potential material adverse tax consequences resulting from Mutual Fund redemptions. In that regard, the proposal does not contemplate that the Mutual Fund would find itself in a position where it would be subsidizing the ETF Class shareholders.

Applicant does not expect cash drag (if any) on the Mutual Fund created by it holding cash in reserve to meet potential redemptions negatively impact the ETF Class.

Actively managed mutual funds and ETFs often hold cash or cash equivalent positions for a number of reasons, the most predominant of which is for investment opportunity purposes. Other reasons include generation of yield (through overnight sweep investments), liquidity management, taking temporary defensive positions, and ease of meeting cash redemptions.

The mutual funds that are currently advised or sub-advised by the Adviser, which are shown below, generally hold cash positions in the range of 1-3% and do so for the primary purpose of awaiting investment opportunities. These funds are representative of the Mutual Funds that would be the initial funds for which exemptive relief would be sought.

Fund Name	Cash/Cash Equiv % on 7/31/22	Cash/Cash Equiv Value on 7/31/22
Barrow Hanley Concentrated EM ESG Opps I	0.86	$44,305
Barrow Hanley Credit Opportunities I	1.31	$1,511,844
Barrow Hanley Emerging Markets Value I	2.99	$55,328
Barrow Hanley Floating Rate I	2.66	$3,007,312
Barrow Hanley International Value I	2.68	$247,678
Barrow Hanley Total Return Bond I	2.07	$872,884
Barrow Hanley US Value Opportunities I	1.61	$1,462,557

The percentage of cash or cash equivalents held by the mutual funds shown above are similar to the percentage held by actively managed, in-kind ETFs, demonstrating that such ETFs are holding cash/cash equivalent positions for reasons other than meeting cash redemptions.

Accordingly, the Adviser doesn’t believe that there are costs associated with cash drag that would result from a Mutual Fund having to retain cash to meet redemption requests. We also note that the Mutual Fund (and ETF Class) will adopt a liquidity risk management program under Rule 22e-4 (the “Liquidity Rule”)20 which is designed to allow a Fund to meet cash redemptions, without necessarily holding cash to do so.

An exchange from the Mutual Fund to the ETF Class that represents a large portion of the Mutual Fund cause remaining Mutual Fund shareholders to experience higher ongoing operating expenses (i.e., fixed costs spread over a smaller asset base) and vice versa?

The Adviser expects that contractually committed caps on total operating expense ratios would either minimize or nullify this issue.

The requirement that an ETF Class display its portfolio holdings daily will not negatively impact shareholders in the Mutual Fund given that a mutual fund only has to display its holdings quarterly?

The Adviser would only utilize an ETF Class structure where the Adviser believes that displaying the mutual fund and ETF’s portfolio holdings on a daily basis would not negatively impact shareholders in the mutual fund. Moreover, because the strategies that would be used by the Adviser are actively managed, the Adviser is not forced to adhere to an index and its rebalancing periods. Rule 6c-11 under the 1940 Act requires that the portfolio holdings that form the basis for the exchange-traded fund’s next calculation of current net asset value per share must be the ETF’s portfolio holdings as of the close of business on the prior business day. For actively managed strategies, the Adviser believes that this ability to protect current day trades is sufficient to protect investors from front running any actively managed strategy the Adviser would employ.

[20]	Under Section 22(e) of the 1940 Act, funds must make payment on a shareholder’s redemption request within seven days of receiving such request. Notwithstanding this seven-day statutory window, the settlement period for redemptions has generally shortened in practice, because of, among other things, technological advances in settlement infrastructure and shortened settlement periods imposed on security trades effected by broker-dealers. Accordingly, funds and their investment advisers must manage the liquidity risk of their funds in a manner consistent with redemption obligations that are more demanding than funds’ redemption obligations under the 1940 Act. Rule 22e-4 represents an approach designed to ensure that funds are able to appropriately meet their redemption obligations without unfairly diluting the interests of remaining shareholders.

b. Compliance with Rule 18f-3

Rule 18f-3 allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of Rule 18f-3 and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

Applicant will comply in all respects with the Rule 18f-3,21 except paragraph (a)(4), which states that “[e]ach class…[s]hall have in all other respects the same rights and obligations as each other class.” A Mutual Fund and ETF Class could be deemed to have different i) redemption rights in that Mutual Fund Shares are individually redeemable while ETF Class Shares will be redeemable only in Creation Units; ii) trading rights in that ETF Class Shares will be tradable on an Exchange while Mutual Fund Shares will not; iii) conversion privileges in that Mutual Fund Shares will be convertible into ETF Class Shares, but ETF Class Shares will not be convertible into Mutual Fund Shares;22 and iv) dividend reinvestment privileges in that dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV per Share while holders of ETF Class Shares will not be afforded a dividend reinvestment plan by a Fund. None of these differences, in Applicant’s view, implicate the primary concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

Excessive leverage – The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

Conflicts of Interest – While having more than one class creates the potential for conflicts of interest between the classes, whether or not one of those classes is exchange-traded, Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring that a board: i) including a majority of the trustees, and a majority of the independent trustees, find that the Rule 18f-3 multi-share class plan as proposed or amended, including the expense allocation, is in the best interests of each class individually and the fund as a whole; and that before any vote on the plan, the trustees shall request and evaluate, any agreement relating to a class arrangement and shall require the parties thereto to furnish such information as may be reasonably necessary to evaluate the plan; and ii) satisfies the fund governance standards defined in Rule 0.1(a)(7) under the 1940 Act.

[21]	Rule 18f-3(a)(1)(ii) provides, in general, that each class may pay a different share of other expenses if the expenses are actually incurred in a different amount by the class. Consistent with this provision, an ETF Class may charge a Transaction Fee to Authorized Participants, either to recoup expenses attributable to the bundling and unbundling of Creation Units by a Funds custodian or to recoup expenses attributable to the costs to deploy cash to Fund investments or convert Fund investments to cash for a redemption. A Transaction Fee for that purpose would not be relevant to Mutual Fund Shares.

[22]	It is unclear whether paragraph (e)(1) of Rule 18f-3 permits one class of shares to be exchanged for another class of the same fund where, as here, the second class cannot be exchanged for the first. Paragraph (e)(l) provides that nothing in the rule prohibits an investment company from offering a class of shares that “may be exchanged for certain securities of another company.” This provision allows Mutual Fund Shares of one Fund to be exchanged for Mutual Fund Shares of another Fund, whether or not they are exchangeable for ETF Class Shares of the same Fund. But the language of paragraph (e)(l) does not seem to apply to an exchange privilege involving different classes of the same fund. In light of the uncertainty whether paragraphs (a)(4) and (e)(1) of the Rule, taken together, permit the Funds to offer a one-way exchange from Mutual Fund Shares to ETF Class Shares, Applicants are requesting relief from Sections 18(f)(l) and l8(i) to do so.

It is important to note that the different trading and redemption rights accorded Mutual Fund Shares and ETF Class Shares are necessary if the proposal is to have the desired benefits. ETF Class Shares will be tradable on an Exchange and redeemable only in Creation Units to allow investors to conduct intra-day trading. There is no reason to make Mutual Fund Shares tradable, and it would be counterproductive to facilitate the ability of short-term investors to disrupt the fund by making ETF Class Shares individually redeemable.

Investor Confusion – One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited, in part because investors will acquire Mutual Fund Shares and ETF Class Shares through different channels. Most retail investors acquire Mutual Fund Shares directly from Fund complex sponsored by the Adviser. By contrast, it is expected that most retail investors will acquire ETF Class Shares in secondary market purchases through brokers. It is unlikely, therefore, that investors will confuse the two. Moreover, Applicant notes that ETFs have been in existence for more than thirty years, with many of these funds so popular that they consistently are among the highest volume securities on the Exchange on which they trade. From all available evidence, it appears that investors are, by now, quite familiar with the concept of ETFs and understand the fundamental differences between them and conventional mutual funds. Thus, Applicants think the potential for confusion is very limited.

Notwithstanding the limited potential for confusion and the lack of evidence that investors are in fact confused, Applicants will take numerous steps to ensure that investors clearly understand the differences between Mutual Shares and ETF Shares of the Funds.

●	Different products, different names: All references to the exchange-traded class of shares will use the generic term “ETF” in their name.

●	Separate prospectuses: There will be separate prospectuses for ETF Shares and Mutual Fund Shares.

●	Disclosure in the ETF Shares Prospectus: Because the ETF Class will operate as an “exchange-traded fund” pursuant to an exemptive order granted by the Commission, it will comply with the requirements of Form N-1A and other reporting forms with respect to disclosure required of ETFs, including for example, identifying on the front cover of the Fund’s prospectus, the principal U.S. market or markets on which the Fund shares are traded.

●

No reference to ETF Class as a mutual fund investment: The ETF Class will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Class as an interest in an investment company or fund, but will not make reference to “mutual fund”[23] except to compare or contrast the ETF Shares with conventional mutual funds.[24]

●	Limitations on joint advertising: Applicants will not market Mutual Fund Shares and ETF Class Shares in the same advertisement or marketing material without appropriate disclosure explaining the relevant features of each class.

For the reasons stated above, Applicants contend that their request for relief from Sections 18(f)(1) and 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

[23]	Notwithstanding this representation, marketing materials may reference the fact that a particular Vanguard ETF is a share class of a larger fund that also issues conventional mutual fund shares. This statement should not cause confusion because other information in those same marketing materials (see bullet point titled “Special Disclosure”) will highlight the differences between ETF Shares and Conventional Shares issued by the same Fund.

[24]	If VMC publishes materials comparing and contrasting Conventional Shares and ETF Shares, we expect those materials to explain the relevant features of each class. The materials also may present Vanguard’s view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared and contrasted generally to traditional mutual fund shares, while in other cases ETF Shares of a particular Fund may be compared and contrasted to Conventional Shares of the same Fund.

IV. Conditions

Applicant agrees that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.	As long as a Fund operates in reliance on the requested Order, the ETF Class will comply in all respects with Rule 6c-11 under the 1940 Act, other than with respect to transactions contemplated under the Conversion Privilege, as if it were an ETF.

2.	As long as a Fund operates in reliance on the requested Order, the ETF Class will comply in all respects with Rule 18f-3 under the 1940 Act, except paragraph (a)(4) of Rule 18f-3.

3.	On an annual basis, the Board of each Fund, including a majority of the trustees who are not “interested persons” as defined in section 2(a)(19) of the Act, must determine, for each Fund, that the allocation of distribution expenses among the classes of Mutual Fund Shares and ETF Class Shares is in the best interests of the Mutual Fund and ETF Class, individually, and as a whole. Each Fund will preserve for a period of not less than six years from the date of a board determination, the first two years in an easily accessible place, a record of the determination and the basis and information upon which the determination was made. This record will be subject to examination by the Commission and its staff.

V. Procedural Matters

Applicant files this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is indicated on the cover page of this Application. Applicant requests that all communications concerning this Application be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant pursuant to their corporate organizational documents. Applicant also has attached the verification required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicant requests that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicant respectfully requests that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this Application.

Perpetual US Services, LLC

By:	/s/ Charles S. Thompson II
Charles S. Thompson II
President, Head of Distribution & Corporate Strategy - Americas

PERPETUAL US SERVICES, LLC

The undersigned states that he has duly executed the attached Application dated February 7, 2023 for and on behalf of Perpetual US Services, LLC; that he is the President, Head of Distribution & Corporate Strategy - Americas of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Perpetual US Services, LLC

By:	/s/ Charles S. Thompson II
Charles S. Thompson II
President, Head of Distribution & Corporate Strategy - Americas

Appendix A

Initial Fund

The Initial Mutual Fund is [    ], and the Initial ETF Class is [    ]. The Initial Fund’s investment objective is to seek [    ] and it will pursue its investment objective by investing in [    ].